

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2019

Mr. David A. Gonyer
President and Chief Executive Officer
Evoke Pharma, Inc.
420 Stevens Avenue, Suite 370
Solana Beach, CA 92075

Re: Evoke Pharma, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2019
Exhibit No. 10.1
Filed May 8, 2019
File No. 001-36075

Dear Mr. Gonyer:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance